

February 15, 2013

Via Email
Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany

> **Re:** **Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2012**
> **Filed November 28, 2012**
> **File No. 001-15174**

Dear Mr. Kaeser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2012

Item 5: Operating and Financial Review and Prospects

Fiscal 2012 – Financial Summary, page 57

1.   We note that during fiscal year 2012 your profit was reduced by €347 million related to a change in your credit risk assessment related to Iran. We further note from your Form 6-K dated November 12, 2012 that you reduced your Oil & Gas revenues by €282 million related to your credit risk assessment in Iran. Please address the following:

- Provide us with additional details regarding the significant reasons for the charge related to your credit risk assessment.
- Quantify for us the amount of the charge by reportable segment and tell us the line item(s) where the charge was recorded in your financial statements.

- Explain to us why your credit risk assessment resulted in a reduction to revenue and cite for us the authoritative literature upon which you are relying.
- Clarify for us what you mean by the use of the term "project accounting" and tell us the relevant guidance under IFRS.

2.   As a related matter, we note from your earnings call on November 8, 2012, that you changed your method of accounting for Iranian contracts from percentage-of-completion to cash based accounting. Please tell us the specific facts and circumstances that led to your change in accounting method, including the date at which you determined the change to be appropriate, and how you measured and accounted for the change and why. Cite the accounting literature upon which you relied.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

                                             Sincerely,

                                             /s/ Martin James

                                             Martin James
                                             Senior Assistant Chief Accountant